Exhibit 99.1

BiondVax Pharmaceuticals Ltd. Announces Closing of U.S. Initial Public Offering

Nes Ziona, Israel, May 15, 2015 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV and BVXVW), a clinical stage biopharmaceutical company focused on developing and commercializing immunomodulation therapies for infectious diseases, today announced the closing of its previously announced U.S. initial public offering of 1,910,000 American Depositary Shares (ADSs), each ADS representing 40 of its ordinary shares, and warrants to purchase up to an aggregate of 1,910,000 ADSs at an offering price of $5.00 per ADS and $0.01 per warrant. In addition, the underwriter has partially exercised their option to purchase an additional 128,000 warrants to purchase 128,000 ADSs. The warrants have a per ADS exercise price of $6.25, are exercisable immediately and will expire on May 15, 2020. Gross proceeds to BiondVax from this offering are approximately $9.57 million before deducting underwriting discounts and commissions and other estimated offering expenses payable by BiondVax.

Aegis Capital Corp. acted as the sole book-running manager for the offering.

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission on May 11, 2015.

A final prospectus relating to the offering has been filed with the SEC and is available on the SEC’s web site at http://www.sec.gov. Copies of the final prospectus relating to the offering may be obtained from the offices of Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY, 10019, telephone: 212-813-1010 or email: prospectus@aegiscap.com, or from the above-mentioned SEC website.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BiondVax

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Forward Looking Statements

This press release contains forward-looking statements. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of BiondVax Pharmaceuticals Ltd. to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. More detailed information about the risks and uncertainties affecting BiondVax Pharmaceuticals Ltd. is contained under the heading "Risk Factors" in BiondVax Pharmaceuticals Ltd.'s registration statement on Form F-1 filed with the SEC, which is available on the SEC's web site, www.sec.gov. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

Contact Details:

Company Contact Ron Babecoff, CEO babecoff@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner 1 646 201 9246 biondvax@gkir.com